[MORGAN STANLEY & CO. INCORPORATED LETTERHEAD]

April 6, 2010

VIA EDGAR

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Insured New York Tax-Free Advantage Municipal Fund

Registration Statement on Form N-2

File Nos. 333-164947 and 811-21211

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of the several underwriters, of the above captioned securities, hereby joins in the request of Nuveen Insured New York Tax-Free Advantage Municipal Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on April 8, 2010, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. INCORPORATED

As Representative

By:	/s/ Yurij Slyz
Name: Title:	Yurij Slyz Executive Director